UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 294th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: April 08, 2016, at 10 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

3. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. RESOLUTIONS:

4.1. Elect, for the position of Chief Financial Officer, Corporate Resources and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, Spanish, married, economist, bearer of RNE No. G240737-5, resident and domiciled in the City and State of São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32º floor, Cidade Monções neighborhood, CEP 04571-936, City and State of São Paulo, complementing the current mandate. The Director was appointed to the position at the Board of Directors Meeting dated February 08, 2016, however, his actual election and investiture were conditioned to the obtainment of permission by the Ministry of Labor and Employment, a requirement that was fully met, as authorized published in the Official Gazette on March 17, 2016. In function of the election herein approved was finalized on this date the interim exercise of that position by Mr. Amos Genish. The mandate of the elected director begins today, by signing the instrument of investiture filed at the Company's headquarters, and will last until the first meeting of the Board of Directors to be held after the General Shareholders’ Meeting of 2016. The elected Director declared, under the terms of the law, that he is not involved in any of the impediments provided for in Article 147 of Law 6,404/76, which prevents him from performing the activities related to his position.

Therefore, the Executive Board of the Company is now composed by: (a) Chief Executive Officer: Amos Genish; (b) Chief Financial Officer, Corporate Resources and Investor Relations Officer: David Melcon Sanchez-Friera; and (c) General Secretary and Legal Officer: Breno Rodrigo Pacheco de Oliveira, all of them with term of office until the first meeting of the Board of Directors to be held after the General Shareholders’ Meeting of 2016.

Minutes of the 294th MBD of 04.08.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 294th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, April 08, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 294th meeting of the Board of Directors of Telefônica Brasil S.A., held on April 08, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

Continuation of Minutes of the 294th MBD of 04.08.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 8, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director